EXHIBIT (a)(1)(iv)

[FORM OF LETTER/EMAIL CONFIRMING RECEIPT OF ELECTION]

[SCPIE LETTERHEAD]

Date: [            ], 2003

Dear [            ]:

This message confirms that we have received your Election to Tender Form. Upon the terms and subject to the conditions of the Offer to Purchase Certain Outstanding Options and your Election to Tender Form, if your election form is properly completed, we will accept your options elected for tender at 9:01 P.M., Pacific Time on Tuesday, December 16, 2003, unless the Offer to Purchase is extended, in which case we will accept your options shortly following the expiration of the extended period. Unless you withdraw your elected options in accordance with the provisions of the Offer to Purchase before this time (or, if this Offer to Purchase is extended, before the new expiration time), we will cancel all options that you have properly elected to exchange and not validly withdrawn. If you do not withdraw your elected options and we accept your options for exchange, shortly following the expiration of the Offer to Purchase we will confirm that your options have been accepted for exchange and will be cancelled and we will pay you the purchase price less applicable withholdings in exchange for the options we cancel, subject to your continued employment and other terms and conditions of the Offer to Purchase.

If you have any questions, please immediately reply to this note at tenderoffer@scpie.com.

Thank you.

Sincerely,

Edward G. Marley
Controller